Filed pursuant to Rule 425
                                   and deemed filed pursuant to Rule 14a-12

                                   Subject Company: Oriental Wave Holdings Ltd. Filing Person: Dragon Pharmaceutical, Inc. File No.: 0-27937


               Dragon Announces Receiving Common Shares in Escrow
                from Dr. Liu pursuant to the Settlement Agreement

Vancouver,  BC- July 7, 2004. - Dragon  Pharmaceutical  Inc. (TSX:  DDD; OTC BB:
DRUG; BBSE: DRP) today announced that 2.23 million common shares of the Company have been placed in escrow by Dr. Liu, a director of the Company, to secure the debt obligation to the Company pursuant to the Settlement Agreement among Dragon, Dr. Liu and Novagen Holding Inc., Dr. Liu's associated research company.

With the Settlement Agreement as announced on April 22, 2004, Dragon decided not to pursue the research projects on G-CSF, insulin and a patent project with Dr. Liu and his associated research partners in exchange for Dragon to receive $1.33 million reimbursement of expenses. In addition, the 1 million warrants granted to Dr. Liu for the patent development project are also cancelled. Together with the $3.71 million of principal and interest owing under the Hepatitis B vaccine project, Dr. Liu will pay Dragon a total of $5.04 million, which will be due on December 31, 2004. It was a condition of the Settlement Agreement that 2.2 million common shares of the Company be placed in escrow by June 30, 2004 and such condition has been fulfilled.

"The Settlement Agreement signified a milestone for Dragon to finally move on and disengage itself from any related party transaction and potential conflict of interest in the future. We believe that the settlement will prove to have a positive impact on the Company in the long run especially as we have just announced entering into a definitive agreement to acquire Oriental Wave Holding Ltd. The Company can now concentrate on what is important to create better shareholders value by focusing on growth at both top and bottom lines." said Dr. Alexander Wick, President and CEO of Dragon.

About Dragon  Pharmaceutical Inc.
---------------------------------
Dragon Pharmaceutical Inc. is an international biopharmaceutical company headquartered in Vancouver, Canada, with a GMP production facility in Nanjing, China. Dragon's EPO is currently approved to treat anemia due to renal failure and surgery in 5 countries: China, India, Brazil, Egypt and Peru. Additional regulatory submissions are in progress throughout Central and Eastern Europe, Asia, Latin America, the Middle East and Africa and the Company is in final preparation to enter the European Union market.

Dragon Pharmaceutical Inc. announced entering into a definitive agreement to acquire Oriental Wave Holdings Ltd. The proposed acquisition is subject to a number of conditions including regulatory and shareholders' approval. If the proposed acquisition is consummated, the combined company will have diverse and proven product lines under 3 divisions: Pharma division for prescription and over-the-counter generic drugs, Chemical division for bulk pharmaceutical chemicals such as Clavulanic Acid, 7-ACA and sterilized bulk drugs and Biotech

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division for EPO and in-licensed  G-CSF. For details,  please refer to the press release on June 14, 2004 - "Dragon and Oriental Wave Announce the Signing of Definitive Agreement to Create a Competitive and Growth Oriented Pharmaceutical Company"

Dragon Pharmaceutical Inc. also announced the exclusive worldwide, outside of China, in-licensing distribution rights for the rHu G-CSF from Suzhou Zhongkai Bio-Pharmaceuticals. For details, please refer to the press release on April 22, 2004 - "Dragon Announces Worldwide Licensing Rights, excluding China, for Recombinant Human Granulocyte Colony Stimulating Factor"

For further information, please contact Garry Wong (email: ir@dragonbiotech.com) at (604) 669-8817 or North America toll free at 1-877-388-3784 or visit our web site at www.dragonpharma.com or www.dragonbiotech.com.

Forward  Looking  Statement:
Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements, other than historical facts, included in this press release are forward-looking statements. Forward-looking statements are not guarantees of future performance. They involve risk, uncertainties and assumptions including risks discussed under "Risks Associated With Dragon Pharmaceutical" in the Company's annual report on Form 10-KSB, SEC File No.: 0- 27937 and other documents filed with the SEC. The Company does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

The foregoing may be deemed to be offering materials of Dragon and Oriental Wave in connection with their business combination pursuant to and subject to the conditions set forth in a Share Purchase Agreement dated June 11, 2004 among Dragon and the shareholders of Oriental Wave. This disclosure is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC") and Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Dragon and Oriental Wave shareholders are urged to read the proxy statement/prospectus that Dragon will file with the SEC in connection with the proposed business combination because it will contain important information about Dragon, Oriental Wave and related matters. Dragon and its directors and executive officers may be deemed to be participants in Dragon's solicitation of proxies from Dragon shareholders in connection with the proposed business combination. Information regarding the participants and their security holdings can be found in Dragon's most recent Form 10-KSB filed with the SEC, which is available from the SEC and Dragon as described below, and the proxy statement/prospectus when it is filed with the SEC. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from Dragon as follows:

Garry Wong
1900 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

In addition to the proposed proxy statement/prospectus, Dragon files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Dragon at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Dragon filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.

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